Filed by Clear Channel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Clear Channel Communications, Inc.
Commission File No.: 001-09645
Investor Q&A (Dated 05/29/08)
1.	What is the proposed transaction?

•	Clear Channel Communications, Inc. has agreed to be acquired by a private equity group co-led by Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. in a transaction with a total equity value of approximately $17.9 billion at a price of $36.00 per share in cash. In connection with the acquisition, Clear Channel, entities sponsored by Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P., and a bank syndicate consisting of Citigroup, Deutsche Bank, Morgan Stanley, Credit Suisse, Royal Bank of Scotland and Wachovia, have entered into a settlement agreement in connection with the lawsuits previously filed in the Supreme Court of the State of New York and the State Court in Bexar County, Texas.

•	Upon completion of the merger, you will receive $36.00 in cash, without interest, for each share of Clear Channel common stock that you own.

•	As an alternative to receiving the $36.00 per share cash consideration and subject to cutback, Clear Channel’s shareholders will be offered the opportunity on a purely voluntary basis to exchange some or all of their shares of Clear Channel common stock on a one-for-one basis for shares of Class A common stock in the new corporation formed by the private equity group to acquire Clear Channel, CC Media Holdings, LLC. We refer to this election as the stock election. The board of directors makes no recommendation with respect to the stock election or the Class A common stock in CC Media.

•	In limited circumstances, shareholders electing to receive some or all cash consideration, on a pro rata basis, will be issued shares of CC Media Class A common stock in exchange for some of their shares of Clear Channel stock, up to a cap of $1.00 per share. We refer to the issuance of these shares as the additional equity consideration.

•	The banks in the syndicate supporting the transaction have entered into fully-negotiated and documented definitive agreements to provide long-term financing to Clear Channel. The banks, the private equity investors, Clear Channel, certain affiliated stockholders, and Bank of New York (serving as escrow agent) have entered into an escrow agreement pursuant to which the private equity investors and the banks have agreed to fund into escrow the total amount of their respective equity and debt obligations, in a combination of cash and letters of credit, within ten and seven business days of the date of the settlement agreement, respectively. On May 22, 2008, the escrow agent confirmed receipt of an amount equal to the entire debt obligation, and on May 28, 2008, the escrow agent confirmed receipt of all other amounts and property required to be funded into escrow, including the entire equity obligation.

•	Upon closing, Clear Channel’s shares will cease trading on the New York Stock Exchange. The Class A common stock of CC Media will be registered with the Securities and Exchange Commission. However, it will not be listed on any exchange.

•	The transaction will be subject to shareholder approval.

•	Clear Channel may, under certain circumstances, respond to unsolicited proposals that the Board of Directors determines are on terms more favorable than the merger terms.
2. The Board earlier approved a transaction at a higher price. Why did the board decide to accept the revised offer from the private equity group and not continue the proceedings in court?
•	This revised agreement provides several important advantages:
•	Our shareholders will avoid the significant delay and inherent risks associated with complex litigation.

•	The agreed price represents a substantial premium over recent stock price levels, and our shareholders will continue to have the option of participating in the future upside of our business through an election to roll some of their investment into the new company.

•	This revised merger agreement will greatly increase the certainty our merger will close, because the sponsors and the banks have agreed to fully fund their obligations into escrow.

•	We expect the new company will have an improved capital structure, lower debt load and stronger balance sheet.
3. What happens in regards to the additional consideration/ticking fee that began accumulating on January 1, 2008? Will there be additional consideration/ticking fee with this revised transaction?
•	The ticking fee that was applicable prior to the execution of the third amendment to the merger agreement is no longer in effect and Clear Channel shareholders will not receive any additional consideration as a result of that fee.

•	The revised merger agreement provides for a two-tiered ticking fee. If the merger is completed after November 1, 2008, but on or before December 1, 2008, you will receive additional per share consideration based upon the number of days elapsed since November 1, 2008, equal to $36.00 multiplied by 4.5% per annum, per share. If the merger is completed after December 1, 2008, the ticking fee will increase and you will receive additional per share consideration based on the number of days elapsed since December 1, 2008, equal to $36.00 multiplied by 6% per annum, per share (plus the additional per share consideration accrued during November 2008). The ticking fee (if any) will be paid to all shareholders regardless of whether they elect to receive stock or cash in the merger.

4.	Why will I be asked to approve the transaction again?

•	Clear Channel shareholders approved an earlier version of the merger agreement at a special meeting of shareholders held in September 2007. Since that time, the parties to the transaction have amended the terms of the merger agreement. The merger agreement, as amended, requires the approval of Clear Channel’s shareholders.

5.	Will I continue to receive quarterly dividends?

•	No, you will not continue to receive dividends between now and the close of the merger.

6.	How will the transaction be funded?

•	The transaction will be funded with equity contributions (including rollover equity from existing shareholders) and the incurrence of new bank debt comprised of borrowings under a new asset based secured revolving credit facility (which provides for borrowings, subject to a borrowing base, of up to $1 billion), a secured term loan A (in an amount equal to $1.865 billion minus the amount borrowed under the asset based secured revolving credit facility), $10.7 billion under a secured term loan B, $705.6 million under a secured term loan C (subject to reduction based on certain asset sales), an estimated $80 million under a secured revolving credit facility (which provides for borrowings of up to $2 billion) and up to $750 million under a secured delayed draw term loan (to the extent the company repurchases certain existing notes prior to or following the closing). In addition, $980 million senior unsecured notes and $1.330 billion of senior unsecured “toggle” notes will be issued, the proceeds of which will also be used to fund the transaction. The new bank debt will be guaranteed on a senior secured basis and the new bonds will be guaranteed on an unsecured and senior subordinated (to the new bank debt and certain other permitted debt) basis, in each case, by each of Clear Channel’s material wholly owned domestic subsidiaries.
7. Is there an aggregate limit on the number of shares of Clear Channel common stock and options to purchase Clear Channel common stock that may be exchanged for Class A common stock of CC Media in the merger?
•	Yes. The merger agreement provides that no more than 30% of the total shares of common stock of CC Media are issuable in exchange for shares of Clear Channel common stock (including shares issuable upon conversion of outstanding options) pursuant to the stock elections.
8. What happens if Clear Channel shareholders or optionholders elect to exchange more than the maximum number of shares of common stock (including shares issuable upon conversion of outstanding options) that may be exchanged for shares of Class A common stock of CC Media?
•	If Clear Channel shareholders and optionholders make stock elections covering more than the maximum number of shares of Clear Channel common stock that may be exchanged for shares of CC Media Class A common stock, then each shareholder and/or optionholder making a stock election (other than certain shareholders who have separately agreed with CC Media that their respective stock elections will be cutback only in the event that the amounts to be provided by the private equity sponsors are reduced) will receive a proportionate allocation of shares of CC Media Class A common stock based on the number of shares of common stock (including shares issuable upon conversion of outstanding options) for which such holder has made a stock election compared to the total number of shares of common stock (including shares issuable upon conversion of outstanding options) for which all holders have made stock elections. The proration/cutback procedures are designed to ensure that no more than 30% of the total capital stock of CC Media is allocated to shareholders and/or optionholders of Clear Channel pursuant to the stock elections. Any shares that will not be converted into shares of CC Media Class A common stock as a result of cutback or proration will be converted into the cash consideration.

•	The election process will occur near the time of the shareholder vote on the merger, and will be described fully in a proxy statement/prospectus that will be mailed to Clear Channel shareholders.
9. In what circumstance might I be issued Class A common stock of CC Media despite the fact that I elected to receive cash in exchange for my shares of Clear Channel stock in the merger?
•	In certain circumstances, at the election of CC Media, the cash consideration may be reduced by the additional equity consideration. The additional equity consideration will reduce the amount of the cash consideration if the total funds that CC Media determines it needs to fund the merger, the merger-related expenses, and Clear Channel’s cash requirements is greater than the sources of funds available from borrowings, equity contributions, the stock elections and Clear Channel’s available cash. Based on the Company’s internal financial expectations, and assuming that Clear Channel shareholders elect stock consideration up to the maximum 30% cap, it is unlikely that CC Media will reduce the cash consideration by the additional equity consideration, although CC Media retains the right to do so. Clear Channel is unlikely to have more precise information about this until shortly before the shareholder vote.

•	If the cash consideration is reduced by the additional equity consideration, then Clear Channel shareholders electing to receive some or all cash consideration, on a pro rata basis, will be issued shares of CC Media Class A common stock in exchange for some of their shares of Clear Channel common stock, up to a cap of $1.00 per share.

•	Certain affiliated shareholders have committed to elect at least $500 million in stock consideration.

•	Further details regarding the funding of the transaction will be provided in the proxy statement/prospectus that the Company expects to file in the near future.
10. Can I elect to receive cash consideration for a portion of my Clear Channel shares and share consideration for my remaining Clear Channel shares?
•	You may make your election on a share-by-share basis. As a result, you can elect to receive the cash consideration or share consideration for all or any portion of your Clear Channel shares.
11. What happens if I don’t make an election?
•	If you do not make an election, you will be deemed to have made an election to receive the cash consideration for your shares of Clear Channel stock.
12. What if I previously elected to receive share consideration prior to the special meeting of shareholders held on September 25, 2007?
•	Any Clear Channel shares that you previously elected to have exchanged for shares of CC Media will be returned to you by Clear Channel’s transfer agent and you will be asked to make a new election in connection with these returned shares.
13. How and when do I make a cash election or a share election?
•	You will receive a proxy statement/prospectus together with a form of election. You should carefully review and follow the instructions accompanying the form of election. The form of election will need to be properly completed, signed and delivered prior to the date of the special meeting.
14. May I submit a form of election even if I do not vote to approve the merger agreement?
•	Yes, you may submit a form of election even if you vote against the approval of the merger agreement or abstain with respect to the approval of the merger agreement.
15. What happens next?
•	In the near future, Clear Channel and CC Media will file an updated joint proxy statement/prospectus with the SEC. This proxy statement/prospectus will contain information about the transaction and will be available to the public. Following the completion of any SEC review, a proxy statement/prospectus will be filed with the SEC and mailed to shareholders. A special meeting of Clear Channel shareholders will be held within 45 days from the date of the mailing of the joint proxy statement/prospectus.
16. Will Clear Channel be setting a new record date for the upcoming special meeting of shareholders?
•	Yes. Shareholders who hold shares as of the new record date to be established by Clear Channel will have the opportunity to vote on the transaction at the special meeting.

17. What percentage of shareholder vote is required for approval?
•	This transaction requires the affirmative vote of the holders of two-thirds of the outstanding Clear Channel common stock.
18. When will the merger be completed?
•	We currently anticipate that the transaction will be completed by the end of the third quarter of 2008.
19. Why should a shareholder be confident that the merger will close in a timely fashion?
•	Clear Channel, the private equity sponsors, and a bank syndicate consisting of Citigroup, Deutsche Bank, Morgan Stanley, Credit Suisse, Royal Bank of Scotland and Wachovia; have entered into a settlement agreement in connection with the lawsuits previously filed in the Supreme Court of the State of New York and the State Court in Bexar County, Texas. As part of the settlement agreement, the banks in the syndicate supporting the transaction have entered into fully-negotiated and documented definitive agreements to provide long-term financing to Clear Channel. Also, the banks, the private equity investors, Clear Channel, certain affiliated stockholders, and Bank of New York (serving as escrow agent) have entered into an escrow agreement pursuant to which the private equity investors and the banks have agreed to fund into escrow the total amount of their respective equity and debt obligations, in a combination of cash and/or letters of credit, within ten and seven business days of the date of the settlement agreement, respectively. On May 22, 2008, the escrow agent confirmed receipt of an amount equal to the entire debt obligation, and on May 28, 2008, the escrow agent confirmed receipt of all other amounts and property required to be funded into escrow, including the entire equity obligation.
20. Will the merger consideration be taxable to me?
•	If you are a U.S. taxpayer, the cash you receive for your Clear Channel stock will result in you recognizing gain or loss equal to the difference between the cash consideration you receive in the merger and your tax basis in your Clear Channel stock.

•	We intend that the receipt of the Class A common stock of CC Media will not be taxable for federal income tax purposes.

•	The proxy statement/prospectus will include detailed disclosures regarding the tax consequences of the transaction.

•	Holders of Clear Channel Common Stock are urged to consult with their tax advisors regarding the tax consequences of the merger to them, including the effects of United States Federal, State and Local, Foreign and Other tax laws.
21. What effect will the transaction have on Clear Channel’s creditors?
•	Certain information about the treatment of our debt may be found in the Merger Agreement, as amended by the first, second and third amendments thereto, a copy of which will be filed with the SEC. Additional information will be included in the proxy statement/prospectus that will be prepared in connection with the transaction.
22. Are there financing conditions?
•	There are no financing conditions.
23. Why is this in the best interests of shareholders? Why this, why now?

•	Put simply, Clear Channel’s board of directors concluded that this acquisition is fair and in the best interests of shareholders.

•	The offer represents a premium of approximately 16% over Clear Channel’s average daily closing share price during the 60 trading days preceding the date of the third amendment to the merger agreement, and a premium of approximately 23% over Clear Channel’s average daily closing share price during the 60 trading days ended October 24, 2006, the last trading day prior to Clear Channel’s announcement that it was evaluating strategic alternatives.

•	This transaction offers our shareholders substantial value for their investment in Clear Channel.

•	There is inherent risk and uncertainty associated with the lawsuits previously filed in the Supreme Court of the State of New York and the State Court in Bexar County, Texas. This revised agreement is a win for shareholders because it provides them with substantial value and certainty while avoiding those inherent risks and uncertainties and the delay associated with litigation. Shareholders will receive a significant premium over recent stock price levels and can make a stock election if they so choose. Importantly, the revised agreement substantially increases the certainty that the merger will close.
24. What transactions/alternatives were considered during the review process?
•	The board of directors conducted a thorough and careful review of strategic alternatives, evaluating the private equity group’s proposal in the context of Clear Channel’s stand-alone strategic plan, as well as other strategic alternatives.
25. What regulatory approvals might be needed, if any? How long do you anticipate that will take?
•	The acquisition by CC Media has already received FCC approval and antitrust clearances. No additional regulatory approvals are expected to be required.
26. How will this transaction impact Lowry Mays, Mark Mays and Randall Mays? Will they sell their shares?
•	Lowry Mays will serve as Chairman Emeritus of CC Media and has agreed to invest a portion of his equity stake in Clear Channel alongside the public, and a portion alongside the private equity group members.

•	Mark Mays will remain as CEO and has agreed to invest a portion of his equity stake in Clear Channel alongside the private equity group members in CC Media.

•	Randall Mays will remain as President and CFO and has agreed to invest a portion of his equity stake in Clear Channel alongside the private equity group members in CC Media.

•	Other than 580,356 shares of Clear Channel common stock owned by Lowry Mays which will be invested alongside the public, the shares of Clear Channel being invested in CC Media by Lowry Mays, Mark Mays and Randall Mays will be rolled over in a transaction separate from the stock election offered to other shareholders. This rollover will not reduce the number of shares of Class A common stock of CC Media available to other shareholders of Clear Channel.
27. How will Clear Channel stock options and warrants be treated in the merger?
•	Unless otherwise agreed with the holder, each outstanding stock option and warrant to purchase shares of Clear Channel common stock with a per share exercise price of less than $36.00 will become fully vested and will entitle the holder to the spread between $36.00 and the exercise price per share. Holders of stock options and warrants to purchase shares of Clear Channel stock will have the opportunity to elect to receive this spread in cash or elect to receive shares of Class A common stock of CC Media.

•	With limited exceptions, each outstanding stock option and warrant to purchase shares of Clear Channel common stock with a per share exercise price in equal to or in excess of $36.00 will be cancelled.
28. How does this transaction impact me as a Clear Channel Outdoor (NYSE:CCO) shareholder?
•	This transaction contemplates the acquisition of CCU shares, not the outstanding public shares of CCO.
29. What is the break-up fee / reverse break-up fee?
•	A break-up fee of $500 million may be payable by Clear Channel if the transaction is terminated in certain circumstances. Similarly, a reverse break-up fee ranging between $500 – $600 million may be payable by the private equity group to Clear Channel if the transaction is terminated in certain circumstances. Details of these fees are contained in the merger agreement, as amended, a copy of which will be filed with the SEC.
30. Will the corporate headquarters remain in San Antonio?
•	There are no plans to relocate the corporate offices.
IMPORTANT ADDITIONAL INFORMATION REGARDING THE MERGER AND WHERE TO FIND IT:
CLEAR CHANNEL AND CC MEDIA WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A NEW REGISTRATION STATEMENT, WHICH WILL ALSO SERVE AS A POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT ON FORM S-4 ORIGINALLY FILED ON MAY 17, 2007, THAT WILL CONTAIN AN UPDATED JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS REGARDING THE AMENDED TRANSACTION. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, SECURITY HOLDERS OF CLEAR CHANNEL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER DOCUMENTS REGARDING THE ACQUISITION, CAREFULLY IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE AMENDED TRANSACTION. SECURITY HOLDERS OF CLEAR CHANNEL MAY OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS (WHEN IT BECOMES AVAILABLE) AND OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, A SHAREHOLDER WHO WISHES TO RECEIVE A COPY OF THESE MATERIALS (WHEN THEY BECOME AVAILABLE), WITHOUT CHARGE, SHOULD SUBMIT THIS REQUEST TO CLEAR CHANNEL’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK 10022 OR BY CALLING INNISFREE TOLL-FREE AT (877) 456-3427.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:
This Investor Q&A contains forward-looking statements based on current Clear Channel management expectations. Those forward-looking statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that have been or may be instituted against Clear Channel and others relating to the merger agreement; (3) the inability to complete the merger due to the failure to obtain shareholder approval or the failure to satisfy other conditions to completion of the merger; (4) the failure to release the funds deposited into the escrow account; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (6) the ability to recognize the benefits of the merger; (7) the amount of the costs, fees, expenses and charges related to the merger and the actual terms of certain financings that will be obtained for the merger; and (8) the impact of the substantial indebtedness incurred to finance the consummation of the merger; and other risks that are set forth in the “Risk Factors,” “Legal Proceedings” and “Management Discussion and Analysis of Results of Operations and Financial Condition” sections of Clear Channel’s SEC filings. Many of the factors that will determine the outcome of the subject matter of this Investor Q&A are beyond Clear Channel’s ability to control or predict. Clear Channel undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.